August 28, 2006

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re:     IntelGenx Technologies Corp. f/k/a Big Flash Corp. (the "Company")
           Registration Statement on Form SB-2 (File No. 333-135591)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), the Company hereby requests acceleration of the effective date of the referenced Registration Statement be accelerated so that the Registration Statement may become effective by 4:00 p.m. EST on Tuesday, August 29, 2006 or as soon thereafter as practicable.

We confirm awareness of our statutory responsibilities under the Act.

We acknowledge the following:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the filing; and

  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

IntelGenx Technologies Corp.

by: /s/ Horst Zerbe
Name: Horst Zerbe
Title: Chairman and Chief Financial Officer